NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2014 FOURTH QUARTER/ YEAR-END RESULTS

-- Net Income Up 33 Percent For Year--

HONG KONG —June 30, 2014 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fourth quarter and fiscal year ended March 31, 2014, reflecting a sharp increase in profitability on a year-over-year basis and solid operational strength for the quarter and full year.

Net sales for the fiscal fourth quarter were $5.4 million compared with $5.5 million a year earlier. Net income for the same period was $145,000, or $0.04 per diluted share, compared with $274,000, or $0.07 per diluted share, a year earlier mainly due to a tax credit of $142,000 that the company received in fiscal 2013.

Net sales for fiscal 2014 increased 4.6 percent to $22.9 million from $21.9 million a year ago. Net income for the same period increased 33 percent to $596,000, or $0.16 per diluted share, from $448,000, or $0.12 per diluted share, in fiscal 2013.

Operating income for the 2014 fiscal fourth quarter more than doubled to $230,000 from $100,000 in the same period a year earlier. For the full 2014 fiscal year, operating income increased sharply to $793,000 from $355,000 the year earlier.

“Despite continued challenges for OEM manufacturers in China, we improved profitability and maintained a solid financial position in fiscal 2014. Our goal in the new fiscal year is to establish a presence outside of China for labor-intensive assembly of parts and components to offset increasing labor and administrative costs impacting our operations in China. These proactive initiatives include transferring some of our assembly work to a lower cost facility in Myanmar that complements our manufacturing and technological capabilities in China. We are encouraged by the success of the new Myanmar assembly production operation and by our sales and earnings growth regaining momentum,” said Roland Kohl, president and chief executive officer of Highway Holdings.

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Kohl highlighted Highway Holdings’ solid improvement in operational profitability, which he attributed to price increases, a reduction in low margin business and the benefits of the company’s continued focus on streamlining its OEM business.

Gross profit as a percentage of net sales increased in fiscal 2014 to 23.8 percent from 22.4 percent a year earlier, attributable to higher margin product sales and improved pricing -- despite higher labor costs and increased costs of operating in China.

Selling, general and administrative expenses increased slightly for the full year compared with a year ago, mainly due to higher operational cost increases in China. As a percentage of net sales, SG&A increased to 20.3 percent in fiscal 2014 from 20.7 percent in fiscal 2013.

For fiscal 2014, the company realized a currency exchange loss of $31,000 compared with a currency exchange loss of $27,000 a year ago, mainly due to weakness of the RMB currency, particularly at year end. The company does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong, despite four dividend distributions in fiscal 2014 -- representing an aggregate $0.15 per share. Total current assets at March 31, 2014 were $13.9 million, with working capital of $10.4 million. The company’s current ratio was 3.9:1 at March 31, 2014 compared with 4.1 at March 31, 2013. The total cash, cash equivalents and restricted cash exceeded all current and long term liabilities combined by $2.4 million,

Kohl highlighted the company’s cash position of $1.43 per diluted share and total shareholders’ equity of $12.1 million at March 31, 2014 -- representing approximately $3.21 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, ( Audited )

	2014	2013	2014	2013

Net sales	$5,393	$5,535	$22,936	$21,933
Cost of sales	3,754	4,225	17,484	17,029
Gross profit	1,639	1,310	5,452	4,904
Selling, general and administrative expenses	1,409	1,210	4,659	4,549

Operating income	230	100	793	355

Non-operating items
Interest expenses	0	(2)	(1)	(9)
Exchange (loss) gain, net	(59)	(1)	(31)	(27)
Interest income	4	7	17	14
Other income	(58)	28	(11)	78

Total non-operating income	(113)	32	(26)	56
	-	-
Income before income tax and non-controlling Interest	117	132	767	411
Income taxes credit (expense)	28	142	(172)	37
Net Income before non-controlling interests	145	274	595	448
Loss attributable to non-controlling Interests	-	-	(1)	-
Net Income attributable to Highway Holdings Limited shareholders	$145	$274	596	448

Net Income per share:
Basic	$0.04	$0.07	$0.16	$0.12
Diluted	$0.04	$0.07	$0.16	$0.12

Weighted average number of shares outstanding:
Basic	3,778,825	3,778,825	3,778,825	3,778,825
Diluted	3,781,604	3,781,307	3,788,604	3,781,307

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2014	2013
Current assets:
Cash and cash equivalents	$5,416	$4,634
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,157	3,958
Inventories	3,700	2,957
Amount due from an equity method investee	--	110
Prepaid expenses and other current assets	1,044	1,114
Total current assets	13,960	13,416

Property, plant and equipment, (net)	1,213	1,769
Long-term deposits	167	-
Loan receivable	436	167
Total assets	$15,776	$15,352

Current liabilities:
Accounts payable	$1,577	$1,515
Long-term loans-current portion	-	112
Accrual expenses and other liabilities	1,730	1,386
Income tax payable	279	158
Dividend payable	-	114
Total current liabilities	3,586	3,285
Deferred income taxes	44	59
Total liabilities	3,630	3,344

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	770	628
Treasury shares, at cost – 5,049 shares as of March 31, 2014 and 2013	(14)	(14)
Accumulated other comprehensive income	7	16
Total Highway Holdings Limited shareholders' equity	12,141	12,008
Non-controlling interest	5	-
Total Equity	12,146	12,008
Total liabilities and shareholders' equity	$15,776	$15,352

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – July 7, 2014 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.05 per share on the company’s common stock. The dividend will be paid on August 8, 2014 to shareholders of record on July 28, 2014.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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